UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

R1 RCM, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

00438V103

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00438V103	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mary A. Tolan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,423,815 (a)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 5,423,815 (a)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,423,815 (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (b)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Includes (i) 4,247,815 shares of Common Stock held by the Mary A. Tolan Revocable Trust and (ii) options to purchase 1,176,000 shares of Common Stock which are exercisable within 60 days.

(b)

The percentage is calculated using the 112,864,978 shares outstanding as disclosed in R1 RCM, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

CUSIP No. 00438V103	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

R1 RCM, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

401 North Michigan Avenue, Suite 2700

Chicago, Illinois 60611

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by Mary A. Tolan (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Mary A. Tolan

c/o CP Founders

980 North Michigan Avenue

Suite 1998,

Chicago, IL 60611

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

00438V103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No. 00438V103	13G	Page 4 of 6 Pages

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)

Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 5,423,815 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person consist of: (i) 4,247,815 shares of Common Stock held by the Mary A. Tolan Revocable Trust and (ii) options to purchase 1,176,000 shares of Common Stock exercisable within 60 days. Certain family members who are deemed to be independent of the Reporting Person may hold additional shares of Company Stock which are not reflected herein.

(b)	Percent of class: See Item 11 on the cover page hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page hereto.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☒

CUSIP No. 00438V103	13G	Page 5 of 6 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2019

By:	/s/ Mary A. Tolan
Mary A. Tolan